UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

In connection with the previous announcement made by BiondVax Pharmaceuticals Ltd. (“BiondVax” or the “Company”) on the Company’s intention to delist its ordinary shares, NIS 0.0000001 par value each (the “Shares”) solely from the Tel Aviv Stock Exchange Ltd. (“TASE”), the Company hereby updates the following:

The Shares will be delisted from the TASE on January 22, 2018 (“Delisting Date”). The last trading date on TASE will be January 18, 2018. The Company’s American Depositary Shares (“ADSs”), each representing forty (40) of our Shares, shall continue to be traded on the Nasdaq Capital Market (the “Nasdaq”).

Until Delisting Date, BiondVax’s Shares will continue to be traded on the TASE. Shareholders who are interested in continuing to hold or trade the Company’s Shares on the Nasdaq should notify their bank or broker and request to convert their Shares to ADSs. The Company will bear the cost and commissions associated with the conversion of the Shares to ADSs charged by the banks and brokers until January 22, 2018. Every forty (40) Shares shall be converted to one (1) ADS.

The Company urges all holders of Shares that are traded on the TASE to convert their Shares at the earliest.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: October 30, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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